Exhibit 99.3

August 21, 2020

To:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

We have read the statements made by Mediccena Therapeutics Corp. in the attached copy of change of auditor notice dated August 21, 2020, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated August 21, 2020.

Yours very truly,

Chartered Professional Accountants